May 26, 2005

Mail Stop 0306

Andrew H. Meyers
Chief Financial Officer
Langer, Inc.
450 Commack Road
Dear Park, NY 11729-4510

    Re: **Langer, Inc.**
       Amendment Nos. 5 and 6 to Registration Statement on Form S-1
       Filed May 24, 2005 and May 25, 2005, respectively
       File No. 333-120718

Dear Mr. Meyers:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Reconcile the disclosure on page 23, which states that you have 4,950,676 shares subject to lock-up agreements, with that on page 96, which states that you have 4,206,612 shares subject to lock-up agreements.

<u>Legality Opinion</u>

2. We note the last sentence with the limitation that the opinion "speaks only as of the date hereof…." Given this limitation, file an amendment that includes a legality opinion dated as of the date of effectiveness.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Thomas Dyer at (202) 551-3641 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Adélaja Heyliger at (202) 551-3636 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy A. Fisher
Assistant Director

cc (via fax):   Robert L. Lawrence, Esq., Kane Kessler P.C. 212.245.3009